UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
SEC File Number 000-50560
CUSIP Number916741101

NOTIFICATION OF LATE FILING

(Check One):         [ ] Form 10-K [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: June 30, 2007

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

UPSNAP, INC.
Full Name of Registrant

134 Jackson Street, Suite 203, P.O. Box 2399
Address of Principal Executive Office (Street and Number)

Davidson, North Carolina 20836
City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant has recently been engaged in planning and negotiating a significant business combination transaction.  The  parties recently executed the agreement after unforeseen delays in completing the transaction documents.  That delay prevented registrant  from completing the description of the transaction in the management’s discussion and analysis section of  its June 2007 quarterly report on Form 10-QSB and in the subsequent events note to the unaudited financial statements contained therein.  The registrant represents that its Form 10-QSB will be filed within the period specified by Rule 12b-25(b)(ii).  In addition, the transaction will be described in the registrant's Current Report on Form 8-K, to be filed with the Securities and Exchange Commission on August 15, 2007.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony Philipp (Chief Executive Officer)	(704)	895-4121
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes                                [  ] No

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes                               [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UPSNAP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

UPSNAP, INC.

Date:	August 14, 2007	By:	/s/ Tony Philipp
Tony Philipp Chief Executive Officer